Ultra-Low Dose Transdermal Estrogen Patch submitted for registration in the United States

Berlin, October 16, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Menostar(TM), a new ultra-low dose transdermal estrogen therapy for the prevention of osteoporosis has been accepted for review by the U.S. Food and Drug Administration (FDA). Menostar(TM) delivers 0.014 mg of estradiol each day. This dose is nearly 50 percent lower than the lowest dose transdermal estrogen product currently available. Upon approval, this patch will offer healthcare providers such a low dose of plant-based estrogen, they will not need to prescribe a supplemental progestin, even for women with an intact uterus.

"Osteoporosis is a detrimental disease, which affects more than 25 million women worldwide, therefore, women and healthcare providers are seeking lower dose therapy that could help them preserve bone. As an ultra-low dose estrogen-only patch, we are convinced Menostar(TM) will be an innovative option for women looking for new treatments on the market," said Dr. Philip Smits, Head of the Strategic Business Unit Gynaecology&Andrology of Schering Group. "We have a longstanding, ongoing commitment to women's health. We focus on developing innovative products which address the needs of women before, during and after menopause."

The NDA (New Drug Application) is based on data collected during a two-year, randomized, placebo-controlled clinical trial. The once-a-week patch that was studied, only 3.25 cm2 in size, was developed using transdermal technology by 3M.

END


Additional information:

Osteoporosis is the second most prevalent health issue faced by postmenopausal women. Approximately 8 million women(1) in the US suffer from osteoporosis and about 27 million women have a bone mineral density deficiency. Low bone density places women at risk for fractures that often require major surgery and hospitalization and can cause prolonged disability or even death. Women are also four times more likely to develop osteoporosis than men(2). The National Osteoporosis Foundation estimates that direct medical costs associated with osteoporosis is $17 billion per year(3).


(1) National Osteoporosis Foundation:
http://www.nof.org/osteoporosis/stats.htm - accessed October 2, 2003.

(2) National Osteoporosis Foundation:
http://www.nof.org/osteoporosis/index.htm - accessed October 2, 2003.

(3) National Osteoporosis Foundation: http://www.nof.org/advocacy/index.html - accessed October 2, 2003.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr. Friedrich von Heyl , T: +49-30-468 152 96, friedrich.vonheyl@schering.de
Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de


Find additional information at: www.schering.de/scripts/en